UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Appointment of Chief Legal Officer

On November 4, 2025, Brera Holdings PLC (the “Company”) appointed Justin Bowes as the Company’s Chief Legal Officer, effective immediately.

Mr. Bowes holds a JD from the University of Notre Dame Law School and a BA in economics from the University of Texas at Austin. Prior to joining the Company, Mr. Bowes served in various legal roles at Commerce.com, Inc. (NASDAQ: CMRC) from 2019 to 2025, most recently as Vice President, Legal. Previously, he served as Head of Legal at Blockchain.com, Inc. from 2018 to 2019, and as an associate at international law firm DLA Piper from 2010 to 2018.

Under the terms of his employment agreement (the “Bowes Employment Agreement”), Mr. Bowes will receive an annual base salary of $425,000, with eligibility for a performance-based annual bonus in a target amount equal to 100% of his annual base salary. Bonus attainment is expected to be based upon (i) the Company’s Solana per share (“SPS”) performance measured against the SPS performance of a cohort of peers and (ii) the Company’s achievement of certain equity fundraising milestones. Subject to approval by the Company’s board of directors, he will also be entitled to a grant of restricted stock units valued at $2.5 million, to vest over a period of four years, conditioned on his continued service to the Company over that period. He will also receive a one-time signing bonus payment of $100,000.

The Bowes Employment Agreement is attached hereto as Exhibit 10.1 and incorporated herein by reference. The description of the Bowes Employment Agreement contained herein is qualified in its entirety by reference to such exhibit.

Exhibit No.	Description
10.1	Employment Agreement between Brera Holdings PLC and Justin Bowes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2025	BRERA HOLDINGS PLC

	By:	/s/ Marco Santori
Marco Santori
Chief Executive Officer

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